

September 22, 2011

Via E-mail
Eugene R. Mallette
Chief Executive Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, UT 84601

> **Re: Alpine Air Express, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by Alpine Air Express, Inc. and**
> **Eugene R. Mallette**
> **Filed September 7, 2011**
> **File No. 005-59541**
> **Amended Preliminary Proxy Statement on Schedule 14C**
> **Filed September 7, 2011**
> **File No. 000-27011**

Dear Mr. Mallette:

    We have received your response to our prior comment letter dated August 17, 2011 and have the following additional comments.

Schedule 13E-3

General

1. We note the revisions to the July 22, 2011 fairness opinion and the statement that HVA "previously provided an opinion as to the fairness of the transaction" and that "[t]his Opinion is to focus on whether the price set forth in the prior Opinion will have changed." Although we note that you have included a longer form opinion also dated July 22, 2011 and a valuation dated May 25, 2011 we are still unable to locate a "prior Opinion." Please revise to file the prior opinion provided or revise the July 22, 2011 opinion to reflect that no prior opinion as to the fairness of the transaction to unaffiliated non-continuing and unaffiliated continuing shareholders was given.

Schedule 14C

General

2. We note your response to comment seven in our letter dated August 17, 2011. Please advise us of the circumstances of the consent solicitation, including who was solicited

and who conducted the solicitation and the exemption from the proxy rules that was relied upon for the consent solicitation. We may have further comment.

3. Please revise to append the Form 10-Q for the quarter ended July 31, 2011 and update the Summary of Financial Information section.

4. We note your response to comment one in our letter dated August 17, 2011 and the addition of Mr. Mallette as a filing person. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for Mr. Mallette. For example, include a statement as to whether he believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, please revise to include the information required by Item 1013 of Regulation M-A and also have Mr. Mallette sign the Schedule 13E-3.

Summary Term Sheet, page 5

Effects of the Transaction, page 6

5. We note your response to comment nine in our letter dated August 17, 2011. Please revise to describe the loss of the rights and protections of the federal securities laws as a detriment of the transaction.

Special Factors, page 7

6. We note your response to our prior comment six and your revised disclosure that the Board set the price "based on the recommendation" of the Special Committee and the valuation received from HVA. Please revise to clarify, if true, that HVA initially proposed the price.

Factors Considered by the Special Committee, page 12

7. We note your response to comment 13 in our letter dated August 17, 2011; however, we reissue our comment. Please revise to state that shareholders may have difficulty in purchasing additional shares so that shareholders may not be able to purchase additional shares in order to remain as stockholders.

Summary of HVA's Analysis, page 22

Guideline Company Analysis, page 25

8. We note your response to comment 23 in our letter dated August 17, 2011. Please revise to present the underlying data in tabular form. Please revise to show the ratios and performance measures for each of the five comparable firms and for the issuer. Please describe why particular discount or control premiums were used in the analysis. Please describe how the results support the fairness conclusion.

Comparable Transaction Analysis, page 26

9. Please revise to state that no analysis was conducted with respect to the three large foreign passenger airlines and two domestic passenger airlines, or revise to summarize the analysis and results.

Income Approach—Single Period Capitalization Analysis, page 27

10. Please revise to describe how the results support the fairness conclusion.

Analysis of Recent Transactions of Alpine Stock, page 27

11. Please revise to describe why a control premium of 35% and marketability discount of 12% were used in the analysis.

12. We note your response to our prior comment 29. Please revise to disclose, if true, that the enterprise value provided by the two entities interested in purchasing the company was lower than the assumed value used in this transaction. If it was not, please disclose the values and name the entities or tell us why that would not be material to investors.

Hypothetical Liquidation Value, page 29

13. Please revise to also present the information in tabular form. Please revise to summarize, either here or under another subheading, how the fair value of $5,664,000 was calculated.

Relevant Market and Economic Factors, page 30

14. We note your response to our prior comment 31 and reissue. Your disclosure still states that "the foregoing summary … is not a comprehensive description of all analyses and factors considered by HVA." Please revise the second paragraph on page 30 to clarify that you have described all analyses and factors considered by HVA or advise.

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director